UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                     Jeremy's Microbatch Ice Creams, Inc.
                     ------------------------------------
                               (Name of Issuer)

                         Common Stock, $.01 par value
                        ------------------------------
                        (Title of Class of Securities)

                                  645 113 100
                     -------------------------------------
                     (CUSIP Number of Class of Securities)

                                  William Tay
                          2000 Hamilton Street, #520
                     Philadelphia, Pennsylvania 19130-3883
                                (215) 893-3662
                 ---------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               February 28, 2003
            ------------------------------------------------------
            (Date of Event which Requires Filing of this Schedule)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  645 113 100

                                 SCHEDULE 13D

1.     Names of Reporting Persons.
       I.R.S. Identification Nos. of above persons (Entities Only)
       William Tay

2.     Check the Appropriate Box if a Member of a Group (See Instructions)
       (a) [ ]
       (b) [ ]

3.     SEC Use Only


4.     Source of Funds (See Instructions)
       PF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.     Citizenship or Place of Organization
       United States of America

                    ----------------------------------------
                    7.    Sole Voting Power
                          1,759,882
 NUMBER OF          ----------------------------------------
    SHARES          8.    Shared Voting Power
  OWNED BY                -0-
    EACH            ----------------------------------------
 REPORTING          9.    Sole Dispositive Power
PERSON WITH               1,759,882
                    ----------------------------------------
                    10.   Shared Dispositive Power
                          -0-
                    ----------------------------------------

11.    Aggregate Amount Beneficially Owned By Each Person:
       1,759,882 Shares of Common Stock

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions) [ ]

13.    Percent of Class Represented By Amount In Row (11)
       55%

14     Type of Reporting Person (See Instructions)
       IN

CUSIP NO.  645 113 100

Item 1.      Security and Issuer.

       This statement on Schedule 13D ("Schedule 13D") is being filed with respect to the common stock, $0.01 par value (the "Common Stock"), of Jeremy's Microbatch Ice Creams, Inc., a Delaware corporation (the "Company"). The Company's principal executive office is located at 122 S. Phillips Avenue, Suite #300, Sioux Falls, South Dakota, 57104. The Company's registered statutory office is located at the Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801.

Item 2.      Identity and Background.

       (a) This statement is filed by William Tay (the "Reporting Person") with respect to shares directly owned by him.

       Any disclosures herein with respect to persons other than the Reporting Person is made on information and belief after making inquiry to the appropriate party.

       (b) The business address of William Tay is 2000 Hamilton Street, #520, Philadelphia, Pennsylvania 19130-3883.

       (c) William Tay is the President, Chief Executive Officer, Secretary, Treasurer and sole Director of Jeremy's Microbatch Ice Creams, Inc.
(OTC: "JMIC") and is a private investor.

       (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

       (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       (f) William Tay is a citizen of the United States of America.

Item 3.      Source and Amount of Funds or Other Consideration.

       Mr. Tay paid an aggregate of $2,500 for the 1,759,882 shares. Mr. Tay utilized his personal funds to consummate the acquisition.

CUSIP NO.  645 113 100

Item 4.      Purpose of Transaction.

       The shares of Common Stock deemed to be beneficially owned by Mr. Tay were acquired for, and are being held for, investment purposes. The shares of Common Stock were acquired for the purpose of acquiring control of the Company and seeking one or more strategic acquisitions. In connection therewith, Mr. Tay may recommend and/or vote in favor of one or more proposals which would amend the Company's Certificate of Incorporation and for the appointment of directors. There is no assurance that the Company will be successful in locating a suitable acquisition candidate, or that the terms of any such transaction will be favorable to existing stockholders.

       The Reporting Person may in the future directly acquire shares of Common Stock in open market or private transactions, block purchases or otherwise. The Reporting Person may continue to hold or dispose of all or some of the securities reported herein from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, subject to compliance with applicable law. Other than as set forth herein, the Reporting Person has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of the Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider his or its position and formulate plans or proposals with respect thereto, but has no present intention of doing so.

Item 5.  Interest in Securities of the Issuer.

       (a) As of the close of business on March 6, 2003, the Reporting Person was the beneficial owner, within the meaning of Rule 13d-3 under the Exchange Act, of 1,759,882 shares of Common Stock, which totals 55% of the outstanding Common Stock.

       (b) The sole or shared power to vote or dispose of, or to direct the vote or disposition of the Common Stock with respect to each Reporting Person noted in paragraph (a) of this Item 5 is as set forth on the cover sheets of this Schedule 13D.

       (c) Not applicable.

       (d) Not applicable.

       (e) Not applicable.

CUSIP NO.  645 113 100

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

       Not applicable.


Item 7.      Material to be Filed as Exhibits.

       1. Stock Purchase Agreement between William Tay and Bluestem Capital Partners II Limited Partnership dated February 28, 2003.



                                  SIGNATURES

       After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated:  March 6, 2003
                                              /s/ William Tay
                                              ---------------------------------
                                              William Tay